UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐      No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Announces Extension and Size Increase of its Securitization Facility”, dated July 2, 2008.

Exhibit

1.	Press release dated July 2, 2008

Exhibit 1

Textainer Group Holdings Limited Announces Extension and Size Increase of its Securitization Facility

HAMILTON, Bermuda (BUSINESS WIRE) – July 2, 2008. Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Marine Containers Limited (“TMCL”), Textainer’s primary asset owning subsidiary, extended and increased the size of its securitization facility. The total commitment under the securitization facility was increased from $300 million to $475 million. The interest rate is 1.25% over LIBOR during an initial two-year revolving period. If the securitization facility is not refinanced or renewed during this two-year period, the interest rate will increase and the facility will stop revolving and begin amortizing over a term that is scheduled to be 10 years but not to exceed 15 years.

“We are extremely pleased to have been able to extend and increase the size of TMCL’s securitization facility,” said John Maccarone, Textainer’s President and Chief Executive Officer. “Given the current challenging conditions in the credit markets in general, and the asset-backed market in particular, we believe that the success of this transaction demonstrates the participating banks’ strong confidence in and commitment to Textainer.”

“The successful completion of both this transaction and the $205 million, five-year revolving credit agreement for Textainer Limited, which closed in April, strengthens our liquidity position. Together, we believe these facilities will help to ensure that we have access to the financing necessary to position Textainer for future growth.”

Mr. Maccarone added, “We would like to thank Wachovia Capital Markets, LLC for structuring the facility. We would also like to thank Fortis Capital Corp, BTMU Capital Corporation, HSH Nordbank AG, New York Branch, and ING Bank N.V. for their participation and continued support.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the interest rate under the securitization facility. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described, expressed or implied in this press release may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (“TEU”), in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

CONTACT: Textainer Group Holdings Limited

Mr. Tom Gallo

Corporate Compliance Officer

415-658-8227

ir@textainer.com

Source: Textainer Group Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer

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